Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2011 Financial Results

BEIJING, China, March 9, 2012 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), the leading real-name social networking internet platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•	Total net revenues in the fourth quarter of 2011 were US$32.8million, a 57.0% increase from the corresponding period in 2010.

•	Online advertising revenues in the fourth quarter were US$15.0 million, a 66.3% increase from the corresponding period in 2010.

•	Gross profit in the fourth quarter of 2011was US$23.1 million, a 38.6% increase from the corresponding period in 2010.

•	Operating loss in the fourth quarter of 2011was US$19.7 million, compared to US$2.3 million operating income in the corresponding period in 2010.

•	Net income attributable to Renren in the fourth quarter was US$44.3 million, compared to a net loss of US$33.9 million in the corresponding period 2010.

•	Adjusted net income(1) (non-GAAP) was US$48.2 million, compared to US$5.2 million in the corresponding period in 2010.

Fiscal Year 2011 Highlights

•	Total net revenues in 2011 were US$118.0 million, a 54.1% increase from 2010.

•	Online advertising revenues in 2011 were US$59.6 million, an 86.3% increase from 2010.

•	Gross profit in 2011was US$91.7 million, a 53.1% increase from 2010.

•	Operating loss in 2011 was US$30.2 million, compared to US$7.7 million operating income in the corresponding period in 2010.

•	Net income attributable to Renren in 2011 was US$41.3 million, compared to a net loss of US$64.2 million for 2010.

•	Adjusted net income(1) (non-GAAP) in 2011 was US$49.7 million, compared to US$17.4 million in 2010.

“2011 was an exciting year for Renren with progress in multiple directions, most notably our solid user metrics, strong growth of core advertising revenues and successful launches of new products such as our mobile applications and light blogging service,’’ commented Joseph Chen, Chairman and Chief Executive Officer. “Renren’s initial public offering in May 2011 was an important event that further raised our brand recognition and financial resources to new levels.  The IPO proceeds have subsequently allowed us to execute our strategic acquisition of online video website 56.com, invest in location-based technology through Mapbar.com as well as maintain our social commerce leadership through Nuomi.”

“Our monthly mobile penetration rate of 38% remains encouraging as we head into the mobile-centric era,” Mr. Chen continued. “With over 60% of our mobile users now accessing their Renren accounts through smartphones, we continue to witness the convergence of social networks, mobile utilization and local merchants as a key theme of our mobile growth. Equipped with Renren’s user base, location-based platform and Nuomi’s merchant network, we will further integrate our products and services to capture monetization opportunities.”

“Looking forward, 2012 will be a year of investments for Renren as we further deploy effectively the funds we raised from our IPO. Mobile will continue to represent a large portion of our investment focus along with solidifying Nuomi’s leadership and increasing traffic on 56.com by improving user experience.  Our long-term strategy will remain to focus on product innovation and further evolution of Renren’s social networking services into a technology-driven communication platform,” Mr. Chen concluded.

“We are pleased that revenues in the fourth quarter came in at the high end range of our guidance. We closed 2011 with 54% revenue growth, based on a healthy contribution mix from our diversified revenue streams. While 2012 was off to a seasonally slow start due to the early Chinese New Year in the first quarter, we continue to expect our full year revenue in 2012 to grow 50-55% year-over-year, based on our current visibility,” Hui Huang, Renren’s Chief Financial Officer, added. “As we previously mentioned in our pre-earnings announcement, management is prepared to increase the level of investments across our business lines. With the incremental amount of US$60 million to US$70 million for investments this year compared to previous projections made a year ago, 2012 will be a year of dedicated but sensible investment in enhancing technology, driving innovation and optimizing efficiency to increase user engagement and long-term sustainable growth.”

(1)

Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010), amortization of intangible assets and impairment of intangible assets.

Fourth Quarter 2011 Results

Net revenues for the fourth quarter of 2011 were US$32.8 million, representing a 57.0% increase from the corresponding period in 2010.

Online advertising revenues were US$15.0 million, representing an increase of 66.3% from the corresponding period in 2010. The increase stems from Renren’s continued steady growth of its user base and engagement level coupled with the increasing adoption of our SNS platform as an advertising solution by advertisers.  The number of Renren’s activated users increased from approximately 110 million as of December 31, 2010 to approximately 147 million as of December 31, 2011. Monthly unique log-in users increased from approximately 26 million in December 2010 to approximately 38 million in December 2011.

Internet Value-Added Services (IVAS) revenues were US$17.8 million, representing a 49.9% increase from the corresponding period in 2010. Within IVAS revenues, online game revenues were US$12.0 million for the fourth quarter of 2011, a 39.0% increase from the corresponding period in 2010. Gaming revenue increase in this quarter was primarily due to the increasing popularity of several new games Renren launched. Other IVAS revenues were US$5.8 million for the fourth quarter of 2011, a 78.7% increase from the corresponding period in 2010. Within other IVAS revenues, Renren’s social commerce service, Nuomi, recorded US$2.7 million of net revenues for the fourth quarter of 2011.

Cost of revenues was US$9.7 million, a 129.5% increase from the corresponding period in 2010. Cost of revenues for the fourth quarter of 2011 included US$430 thousand for Nuomi.  The increase in cost of revenues for the fourth quarter was largely due to the increased bandwidth investment and the consolidation of 56.com, an on-line video sharing company we acquired in October 2011.

Gross profit was US$23.1 million, a 38.6% increase from US$16.7 million in the corresponding period in 2010. Gross margin was 70.5%, compared to 79.8% in the corresponding period in 2010.

Operating expenses were US$42.9 million, a 198.7% increase from the corresponding period in 2010. Operating expenses in the fourth quarter of 2011 included US$11.9 million expenses incurred on Nuomi. Excluding Nuomi, the operating expenses in the fourth quarter of 2011 would be US$31.0 million, a 125.8% increase from the corresponding period in 2010.

Selling and marketing expenses were US$20.2 million, a 322.6% increase from the corresponding period in 2010, primarily due to the increased investments in Nuomi’s sales force and advertising campaigns, along with increased personnel related expenses and sales commissions associated with increased advertising sales.

Research and development expenses were US$13.9 million, a 95.5% increase from the corresponding period in 2010, primarily due to headcount and personnel related expense increases.

General and administrative expenses were US$6.5 million, a 271.4% increase from the corresponding period in 2010, primarily due to the growth of the company size and business operations.

Share-based compensation expenses, which are all included in the operating expenses, were US$1.3 million, compared to US$0.8million in the corresponding period in 2010.

Operating loss was US$19.7 million, compared to US$2.3 million operating income from the corresponding period in 2010. Operating losses in the fourth quarter included a one-time impairment of intangible assets in the amount of US$2.3 million, primarily related to Xiaonei.com, a domain name we acquired in 2006 but no longer in use.

Net income attributable to Renren Inc. was US$44.3 million, which included a one-time gain of US$50.9 million from the sale of eLong securities, compared to a net loss of US$33.9 million in the corresponding period of 2010. Excluding results of operations attributable to Nuomi, net income in the fourth quarter of 2011 would be US$53.4 million compared to a net loss of US$33.9 million in the corresponding period of 2010.

Adjusted net income (non-GAAP) was US$48.2 million in the fourth quarter of 2011, compared to US$5.2 million in the fourth quarter of 2010. Excluding results of operations attributable to Nuomi, adjusted net income in the fourth quarter of 2011 would be US$57.3 million, a 1,018.7% increase from the fourth quarter of 2010. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010), and amortization of intangible assets and impairment of intangible assets.

Fiscal Year 2011 Results

Total net revenues in 2011 were US$118.0 million, a 54.1% increase from 2010.

Online advertising revenues in 2011 were US$59.6 million, representing an increase of 86.3% from 2010. The significant increase was an overall result of the increasing adoption of Renren’s social network platform as an advertising solution for advertisers, driven by our user base growth.

Internet Value-Added Services (IVAS) revenues in 2011 were US$58.4 million, representing a 31.0% increase from 2010. Within IVAS revenues, online game revenues were US$42.3 million in 2011, a 22.9% increase from 2010. Other IVAS revenues were US$16.1 million for 2011, a 58.8% increase from 2010. Within other IVAS revenues, Renren’s social commerce service, Nuomi, which was launched on June 23, 2010, recorded US$6.5 million of net revenues for 2011.

Cost of revenues in 2011 was US$26.2 million, a 57.8% increase from 2010. Cost of revenues in 2011 included US$622 thousand for Nuomi.  The increase was majority due to bandwidth investment for Renren.com and also consolidation and bandwidth investment for 56.com.

Gross profit in 2011 was US$91.7 million, a 53.1% increase from US$59.9 million in 2010. Gross margin was 77.8%, compared to 78.3% in 2010.

Operating expenses in 2011 were US$121.9 million, a 133.4% increase from 2010. Operating expenses in 2011 included US$30.2 million expenses incurred on Nuomi. Excluding Nuomi, operating expenses in 2011 would be US$91.7 million, a 79.2% increase from 2010.

Selling and marketing expenses in 2011 were US$62.1 million, a 206.0% increase from 2010, primarily due to increased investments in Nuomi’s sales force and advertising campaigns, which attributed to approximately US$23.7 million in selling and marketing expenses, along with increased personnel related expenses and sales commissions associated with increased advertising sales on Renren.com.

Research and development expenses in 2011 were US$40.3 million, a 70.1% increase from 2010, primarily due to headcount and personnel related expense increases.  Our mobile business unit was a particular driver of our R&D investment increase for 2011.

General and administrative expenses in 2011 were US$17.2 million, a 129.2% increase from 2010, primarily due to the growth of the company size, expanded business units, and expenses associated with becoming a publicly listed company.

Share-based compensation expenses in 2011, which are all included in the operating expenses, were US$5.5 million, compared to US$2.8 million in 2010, primarily due to increased headcount and personnel related expense increases.

Operating loss in 2011 was US$30.2 million, compared to US$7.7 million operating income in 2010.

Net income attributable to Renren Inc. in 2011 was US$41.3 million, which included a one-time gain of US$50.9 million from the sale of eLong securities in the fourth quarter, compared to a net loss of US$64.2 million in 2010. Excluding results of operations attributable to Nuomi, net income in 2011 would be US$65.6 million compared to a net loss of US$64.3 million in 2010.

Adjusted net income (non-GAAP) in 2011 was US$49.7 million, compared to US$17.4 million in 2010. Excluding results of operations attributable to Nuomi, adjusted net income in 2011 would be US$74.0 million, a 329.0% increase from 2010. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010), and amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

On September 29, 2011, the Company announced a share repurchase program to repurchase up to US$150 million of its ADSs and shares.  As of December 31, 2011, Renren had repurchased 6,089,228 ADS’s at a total cost of US$25.6 million.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$28 million to US$30 million in the first quarter of 2012, representing 36% to 46% year-over-year growth. For the full year 2012, the Company expects its revenues to be between US$177 million to US$183 million, representing 50-55% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Renren’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on Thursday, March 8, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Friday, March 9, 2012).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 718-354-1231

Hong Kong: +852-2475-0994

China: +86 800-819-0121

International: + 65-6723-9381

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8235-5000

Passcode: 52730835

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for twelve months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren had approximately 147 million activated users as of December 31, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the first quarter and full year 2012 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measure to the comparable GAAP financial measure” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

Caroline Straathof

IR Inside

Tel: (the Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	December 31,
per shares, ADS, and per ADS data)	2010	2011

ASSETS

Current assets:
Cash and cash equivalents	$136,063	$284,643
Term deposit	—	702,680
Short-term investments	62,318	53,393
Accounts receivable, net	12,815	14,911
Prepaid expenses and other current assets	7,274	59,389
Amounts due from related parties	218,456	573
Deferred tax assets-current	593	1,381

Total current assets	437,519	1,116,970

Non-current assets:
Equipment, net	11,307	22,301
Intangible assets, net	2,747	28,086
Goodwill	4,420	58,998
Long-term investment	—	50,300
Deferred tax assets-noncurrent	481	—
Other non-current assets	—	1,353

Total non-current assets	18,955	161,038

TOTAL ASSETS	$456,474	$1,278,008

LIABIILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$6,443	$20,381
Accrued expenses and other payables	14,408	31,108
Amount due to a related party	—	51
Deferred revenue	4,476	7,441
Income tax payable	64	1,506

Total current liabilities	25,391	60,487

Non-current liabilities:
Deferred tax liabilities-noncurrent	516	6,976

Total non-current liabilities	516	6,976

TOTAL LIABILITES	25,907	67,463

Commitments
Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, issuance price $0.223 per share; 128,048,440 and nil shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively, liquidation value of $26,713)	28,520	—
Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, redemption and issuance price $0.993 per share; 434,204,890 and nil shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively, liquidation value of $403,854)	571,439	—

Shareholders’ Equity (Deficit):
Series A convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 85,100,000 and nil issued and outstanding as of December 31, 2010 and December 31, 2011, respectively, liquidation value $85 as of December 31, 2010)	85	—
Series B convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 81,501,540 and nil issued and outstanding as of December 31, 2010 and December 31, 2011, respectively, liquidation value $82 as of December 31, 2010)	82	—
Ordinary Shares (US$0.001 par value, 2,000,000,000 shares authorized, 211,383,000 and 1,169,675,800 issued and outstanding as of December 31, 2010 and December 31, 2011, respectively)	211	1,170
Treasury shares	—	(25,597)
Additional paid-in capital	9,470	1,407,059
Subscription receivable	(4,909)	—
Accumulated deficit	(223,572)	(183,228)
Statutory reserves	2,595	3,507
Accumulated other comprehensive income	46,646	7,334

Total Renren’s shareholders’ equity (deficit)	(169,392)	1,210,245

Noncontrolling Interests	—	300

Total Equity (Deficit)	(169,392)	1,210,545

LIABIILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)	$456,474	$1,278,008

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,	December 31,	December 31,
per shares, ADS, and per ADS data)	2010	2011	2011	2010	2011

Net revenues
Online advertising	$9,003	$19,635	$14,974	$32,003	$59,613
IVAS	11,894	14,579	17,832	44,532	58,354
Total net revenues	20,897	34,214	32,806	76,535	117,967

Cost of revenues	(4,222)	(6,701)	(9,688)	(16,624)	(26,233)

Gross profit	16,675	27,513	23,118	59,911	91,734

Operating expenses:
Selling and marketing	(4,777)	(18,935)	(20,189)	(20,281)	(62,050)
Research and development	(7,094)	(10,314)	(13,867)	(23,699)	(40,310)
General and administrative	(1,739)	(4,708)	(6,458)	(7,511)	(17,215)
Impairment of intangible assets	(739)	—	(2,351)	(739)	(2,351)

Total operating expenses	(14,349)	(33,957)	(42,865)	(52,230)	(121,926)

Income (loss) from operations	2,326	(6,444)	(19,747)	7,681	(30,192)

Other non-operating income	—	216	2,007	—	2,367
Change in fair value of warrants	(37,722)	—	—	(74,364)	—
Foreign exchange gain	272	2,728	3,012	3,781	7,753
Interest income	104	2,899	5,658	335	9,619
Gain on sales of marketable securities	—	—	50,884	—	50,884
Gain from equity method investments	—	—	1,320	—	1,320
Impairment of cost method investment	—	—	(79)	—	(79)
Gain on disposal of cost method investment	40	—	—	40	—

Income (loss) before provision of income tax, non-controlling interests and discontinued operations	(34,980)	(601)	43,055	(62,527)	41,672
Income tax (expense) benefit	745	(713)	1,120	1,332	(668)

Income (loss) from continuing operations	(34,235)	(1,314)	44,175	(61,195)	41,004

Discontinued operations:
Loss from operation of discontinued operations, net of tax	(966)	—	—	(4,301)	—
Gain on disposal of discontinued operations	1,341	—	—	1,341	—

Loss on discontinued operations, net of tax	375	—	—	(2,960)	—

Net income (loss)	(33,860)	(1,314)	44,175	(64,155)	41,004
Net loss attributable to noncontrolling interests	—	129	115	—	252

Net income (loss) attributable to Renren Inc.	$(33,860)	$(1,185)	$44,290	$(64,155)	$41,256

Net income (loss) per share, basic	$(0.15)	$0.00	$0.04	$(0.31)	$0.05
Net income (loss) per ADS, basic	$(0.46)	$0.00	$0.11	$(0.94)	$0.15
Net income (loss) per share, diluted	$(0.15)	$0.00	$0.04	$(0.31)	$0.05
Net income (loss) per ADS, diluted	$(0.46)	$0.00	$0.11	$(0.94)	$0.14
Shares used in computation, basic	220,729,250	1,177,595,401	1,180,272,256	244,613,530	850,670,583
ADS used in computation, basic	73,576,417	392,531,800	393,424,085	81,537,843	283,556,861
Shares used in computation, diluted	220,729,250	1,177,595,401	1,214,824,327	244,613,530	901,340,381
ADS used in computation, diluted	73,576,417	392,531,800	404,941,442	81,537,843	300,446,794

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measure

Adjusted net income (loss)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(Amounts in US dollars, in thousands)	2010	2011	2011	2010	2011

Income (loss) from continuing operations	$(34,235)	$(1,314)	$44,175	$(61,195)	$41,004
Add back: Shared-based compensation expenses	796	1,524	1,284	2,798	5,523
Add back: Change in fair value of warrants	37,722	—	—	74,364	—
Add back: Amortization of intangible assets	176	54	388	673	797
Add back: Impairment of intangible assets	739	—	2,351	739	2,351

Adjusted net income	$5,198	$264	$48,198	$17,379	$49,675